Exhibit 99.1

Pursuant to FINRA Rules 2310(b)(5) and 2231(c), Gladstone Commercial Corporation (the “Company”) determined the estimated value as of September 30, 2025, of its 5.00% Series E Cumulative Redeemable Preferred Stock (the “Series E Preferred Stock”), $25.00 stated value per share, with the assistance of a third-party valuation service. In particular, the third-party valuation service reviewed the amount resulting from the consolidated undepreciated book value of the Company’s assets less its contractual liabilities, divided by the total number of shares of the Company’s 6.00% Series B Cumulative Redeemable Preferred Stock, 6.00% Series C Cumulative Redeemable Preferred Stock, 5.00% Series D Cumulative Redeemable Preferred Stock, and Series E Preferred Stock outstanding, all as reflected in the Company’s condensed consolidated financial statements included in Part 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, to which this exhibit is attached, which were prepared in conformity with accounting principles generally accepted in the United States of America. Based on this methodology and because the result from the calculation above is greater than the $25.00 per share stated value of the Company's Series E Preferred Stock, the Company has determined that the estimated value of its Series E Preferred Stock as of September 30, 2025, is $25.00 per share.